Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

8 September 2006

Form 20-F, for the fiscal year ended 2 October 2005
Form 6-K, filed 11 August 2006
File No. 1-14872
Response to the Securities and Exchange Commission letter dated 25 August 2006

Dear Ms. Collins:

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated 25 August 2006, with respect to the Company’s Form 20-F for the fiscal year ended 2 October 2005 and the Company’s Form 6-K, filed 11 August 2006. The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.

Comment No. 1

SEC Staff Comments

Form 20-F for the Fiscal Year ended October 2, 2005

Selected Financial Data, page 2

1.   We note your use of EBITDA as a performance measure which excludes a number of recurring items. Explain why it is appropriate to present EBITDA as a non-GAAP performance measure in your 20-F, considering it excludes recurring items. We refer you to Questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) and Item 10(e)(i) and (ii) of Regulation S-K. Further tell us why you have adjusted net finance costs in your computation of EBITDA. Tell us how you consider the guidance in Question 14 of the FAQ in determining to label this non-GAAP measure EBITDA.

Company’s Response to Comment 1

a.   The Company respectfully believes that it is appropriate to present EBITDA as a non-GAAP performance measure in our Form 20-F as more fully dealt with in the paragraphs below. As noted in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) there is no per se prohibition against removing a recurring item, and the Company reads question 15 of the FAQ as acknowledging that there is no per se prohibition in presenting EBITDA as a performance measure. While the Company does not believe that the recurring items eliminated will disappear or become immaterial in the foreseeable future, the Company believes that it has provided the necessary motivation in footnote (6) on page 2 of our Form 20-F for the fiscal year ended October 2, 2005, for the use of EBITDA as stated in question 8 of the FAQ. Please see our response below to your comment 3, for a more detailed discussion of the disclosure we have provided.

As the company reconciles EBITDA to Net income (refer to the reconciliation on page 2, of our Form 20-F for the fiscal year ended October 2, 2005) the Company believes that it is quite clear which recurring items are excluded, namely, Interest, Taxation, Depreciation and Amortization. We note that our disclosure does not suggest that any of these items is non-recurring. While we acknowledge the Staff’s position that it may be necessary in certain circumstances to affirmatively alert investors to the recurring nature of certain adjustments to a non-GAAP performance measure, the Company believes that the recurring nature of the adjustments in a calculation of EBITDA does not require such disclosure.

b.   The reasons for EBITDA’s inclusion as a performance measure are included on page 2, of our Form 20-F for the fiscal year ended October 2, 2005, as footnote (6). The Company believes that each of the items mentioned in the answer to question 8 of the FAQ have been addressed in this footnote (6).

c.   The Company respectfully believes that it complies with the answer to question 15 of the FAQ, in that EBITDA is presented as a performance measure and the reconciliation presented on page 3, in our Form 20-F for the fiscal year ended October 2, 2005, is to net (loss) profit, as indicated in the reconciliation. Net (loss) profit is the same as net (loss) income.

d.   The company has adjusted for “net finance costs” as this is the “interest” element of the Interest, Taxation, Depreciation and Amortisation. The last sentence of Footnote (6) on page 3, of our Form 20-F for the fiscal year ended October 2, 2005, refers to the computation of net finance costs, namely “See the Group income statement to our Group annual financial statements included elsewhere in this Annual Report for an explanation of the computation of net finance costs.”

Detailed below are the reasons why Net Finance Costs is regarded as Interest.

The Company believes that there is commercial confirmation of its view that including all the elements of net finance costs as “interest” in the computation of Interest in the EBITDA calculation is appropriate. Our banks deem our net finance costs as “interest” for all the bank covenant calculations in respect of the debt of the group.

Per footnote 8 on page F-26 to the Group income statement of our Form20-F for the fiscal year ended October 2, 2005, net finance costs is made up of:
•  Gross interest and other finance costs.
➢	Interest on bank overdrafts
➢	Interest on redeemable bonds and other loans
➢	Interest on obligations under finance lease

These are all specific interest items and are part of “interest” in the computation of Interest in the EBITDA calculation.

•  Interest received.
➢	Interest income on bank deposits
➢	Interest on loans and other financial instruments.

These are all specific interest items and are deducted from “interest” in the computation of Interest in the EBITDA calculation.

•  Interest capitalised.

Interest capitalised is interest paid that has been capitalised into assets in the balance sheet. Therefore it is deducted from “interest” in the computation of Interest in the EBITDA calculation

•  Net foreign exchange gains

The forward points in foreign exchange contracts effectively equate to the interest rate differentials between currencies. As such the Company regards net foreign exchange as being a component of interest and included in “interest” in the computation of Interest in the EBITDA calculation.

All transactions are booked at the spot exchange rate to the local currency at the date when the transaction occurred. Nearly all open currency items are covered by means of forward exchange contracts.

•  Net fair value (gain) loss on financial instruments
All financial instruments included here are:
➢	Interest rate swaps, which swap the interest rates on our loans from either fixed interest rates to floating interest rates or visa versa.
➢	Interest rate currency swaps, which swap the interest rates from one currency to another and at a different interest rate.

Details of these financial instruments are included in footnote 37 on pages F-63 to F-68 of our Form20-F for the fiscal year ended October 2, 2005. These are all specific interest items and are included in “interest” in the computation of Interest in the EBITDA calculation.

e.   The company respectfully believes that it complies with the answer to question 14 of the FAQ, in that the EBITDA footnote 6 to EBITDA on page 2 of our Form 20-F and the EBITDA reconciliation on page 3 of our Form 20-F, clearly identify the earnings measure being used and all adjustments made thereto.

Comment No. 2

SEC Staff Comments

Other

2.   We note the Company filed Forms S-8 on December 15, 2004 and December 21, 2005. Tell us what consideration your independent auditors gave to including a consent in the Company’s Form 20-F for incorporation of their audit opinion in the open registration statement.

Company’s Response to Comment 2

The independent auditors consent, for incorporation of their audit opinion in the open registration statements, was filed by the Company separately as post effective amendments to the registration statements, instead of filing it in the Company’s Form 20-F.

In future the Company expects to include this consent as part of the consent filed as an exhibit in the Form 20-F, instead of separately as a post effective amendment to the registration statements.

Comment No. 3

SEC Staff Comments

Form 6-K Filed August 11, 2006

3.   We note you present EBITDA in your 6-K filed August 11, 2006. Tell us how you considered Question 8 of FAQ Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Also tell us why you have not provided a reconciliation of EBITDA to the most directly comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. We also refer you to question 15 of the FAQ.

Company’s Response to Comment 3

a.   The Company respectfully believes that it has dealt with all the items mentioned in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) and has disclosed this as a footnote to the EBITDA reconciliation to net loss on page 19 of the Form S-8 version of our conformed quarter results for the nine months ended June 2006, included in the above 6-K filing.

Detailed below are extracts of the Company’s disclosure for each of the items listed in question 8 of FAQ:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

The company included the disclosure “We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under IFRS.”; and “This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes.”.

•	the economic substance behind management’s decision to use such a measure;

The company included the disclosure “We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under IFRS.”; and “This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes.”.

•	the material limitations associated with use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

The company included the disclosure “In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.”; “EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with IFRS.”; and “Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.”.

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure;

The company included the disclosure “We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under IFRS. EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with IFRS.”

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The company included the disclosure “EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes.”

b.   The Company provided the reconciliation of EBITDA to the most directly comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, as well as to the answer to question 15 of the FAQ. The Company refers the Staff to the EBITDA reconciliation to net loss on page 19 of the Form S-8 version of our conformed quarter results for the nine months ended June 2006 included in the above 6-K filing. The company also included the disclosure “…we have reconciled EBITDA to net profit rather than operating profit.”

If you would like to discuss any of the Company’s responses to the comments, please contact the undersigned.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and Form 6-K. We further acknowledge that, despite SEC staff comments and the Company’s changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Yours faithfully,

/s/ Laurence Newman

Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079, direct fax number + 27 11 403 8854
Copy to:

Kari Jin
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Eugene van As
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa